FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Delay in Filing of Annual Report on Form 20-F for the Year Ended December 31, 2005 and Restatement	3

Signatures		5

Item 1. Press Release Announcing Delay in Filing of Annual Report on Form 20-F for the Year Ended December 31, 2005 and Restatement
FOR IMMEDIATE RELEASE
CLAXSON REPORTS DELAY IN FILING ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
The delay is caused by the need to restate prior period results due to certain errors found in
Claxson’s accounting for investments in equity securities
Buenos Aires, July 18, 2006 — Claxson Interactive Group Inc. (XSONF.OB; “Claxson” or the “Company”), today announced that it will not be able to file its annual report on Form 20-F for the year ended December 31, 2005 with the Securities and Exchange Commission within the extended deadline of July 17, 2006 due to the Company’s need for additional time to complete a restatement of its financial statements for previous years.
The Audit Committee of the Company’s Board of Directors and the Company’s management concluded that the financial statements for the years ended December 31, 2002, 2003 and 2004 will need to be restated due to an error in the application of generally accepted accounting principles as they relate to the recognition of the impairment in the value of certain investments in equity securities that the Company had held since its inception and sold during 2005. The Company expects that the effect of the restatement on the company’s consolidated income statements and comprehensive income with respect to the accounting for investments in equity securities will be an increase in net loss for the year ended December 31, 2002 of $0.8 million, a reduction in net income for the year ended December 31, 2003 of $0.4 million, an increase in net income for the year ended December 31, 2005 of $1.2 million and no net income effect for 2004. Accordingly, the Company does not expect that in the aggregate, when considering all years covered by the restatement, there will be any net effect on the Company’s net income over the covered years. Additionally, the Company identified certain classification errors in the Company’s consolidated statements of cash flows for the years ended December 31, 2003 and 2004 related to dividends and restricted investments. These classification errors will also be corrected as part of the restatement.
The Audit Committee of the Company’s Board of Directors and the Company’s management have discussed these matters with its independent registered public accounting firm.
Pending the filing by Claxson of its restated financial statements, previously filed financial statements and the report of our independent registered public accounting firm included in Forms 20-F for the fiscal years ended December 31, 2004, 2003 and 2002 and Form 6-K filed on April 4, 2006 containing an earnings release for the period ended December 31, 2005, should not be relied upon.
Although the Company does not expect that the restatement will have an impact on its ongoing operations, the restatement impact discussed in this press release is preliminary, unaudited and reflects restatement adjustments identified to date. This estimate is subject to change as a result of any adjustments arising from the restatement process and the completion of the Company’s investigation.
About Claxson
Claxson (XSONF.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2005.
# # #
Contacts:

Press	Investors

Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: July 18, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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